

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Benjamin Vedrenne-Cloquet
Chief Executive Officer and Director
EdtechX Holdings Acquisition Corp. II
c/o IBIS Capital Limited
22 Soho Square
London, W1D 4NS
United Kingdom

>   **Re: EdtechX Holdings Acquisition Corp. II**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 10, 2020**
>   **CIK 0001817153**

Dear Mr. Vedrenne-Cloquet:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 29

1. The description of your officers' and directors' experience on pages 92 and 93, and the London, United Kingdom location of your executive offices, indicates that your officers and directors may be located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant, Esq.